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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C 20549


                                SCHEDULE 13G/A-16


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 16)


                         DIAGNOSTIC PRODUCTS CORPORATION
                         -------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                   252450-10-1
                                 --------------
                                 (CUSIP Number)


                                DECEMBER 31, 2000
              ----------------------------------------------------
              (Date of Event which Requires Filing This Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

     / /  Rule 13d-1(b)

     / /  Rule 13d-1(c)

     /X/  Rule 13d-1(d)


*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

CUSIP NO. 252450-10-1

1.   NAME OF REPORTING PERSON

          MARILYN ZIERING


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

          (a)  / /
          (b)  / /


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.


   NUMBER OF   5.   SOLE VOTING POWER: 2,405,556
    SHARES
 BENEFICIALLY  6.   SHARED VOTING POWER:  22,621
   OWNED BY
EACH REPORTING 7.   SOLE DISPOSITIVE POWER:  2,405,556
 PERSON WITH
               8.   SHARED DISPOSITIVE POWER:  22,621


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,428,177


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          / /


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.

          17.4%


12.  TYPE OF REPORTING PERSON

          IN

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Item 1(a) Name of Issuer: Diagnostic Products Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

     5700 West 96th Street
     Los Angeles, California 90045

Item 2(a) Name of Person Filing: Marilyn Ziering

Item 2(b) Address of Principal Business Office: 5700 West 96th Street
                                                Los Angeles, CA 90045

Item 2(c) Citizenship: U.S.A.

Item 2(d) Title of Class of Securities: Common Stock

Item 2(e) CUSIP Number: 252450-10-1

Item 3 Statement filed Pursuant to Rules 13d-1(b) or 13(d)-2(b) or (c): Not Applicable

Item 4(a) Amount Beneficially Owned: 2,428,177 shares are beneficially owned by Marilyn Ziering. Beneficial ownership is disclaimed as to 18,200 shares which are owned by her mother-in-law.

Item 4(b) Percent of Class: 17.4%.

Item 4(c) For information regarding the number of shares as to which the reporting person has voting and dispositive power, see Items 5-8 of page 2.

Item 5 Ownership of 5% or Less of Class: Not Applicable

Item 6 Ownership of More than 5% on Behalf of Another Person: Not Applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

Item 8 Identification and Classification of Members of the Group: Not applicable.

Item 9 Notice of Dissolution of Group: Not Applicable

Item 10 Certification: Not Applicable

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2001                 /s/ MARILYN ZIERING
                                            ------------------------------------
                                            Marilyn Ziering

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